OMB APPROVAL
OMB Number:	3235-0145
Expires:	February 28, 2010
Estimated average burden
hours per response	10.4

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(AMENDMENT NO__)*

Doximity, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

26622P 10 7

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 Pages

Cusip No. 26622P 10 7	13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS InterWest Partners X, LP (“IWP X”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	5	SOLE VOTING POWER 8,556,998
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 8,556,998
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,556,998
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5% (1,2)
12	TYPE OF REPORTING PERSON PN

(1)

Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder. Each share of Class B Common Stock held by the Reporting Person will automatically convert into one share of Class A Common Stock, upon the following: (1) the sale or transfer of such share of Class B Common Stock, except for certain permitted transfers described in the Issuer’s amended and restated certificate of incorporation; (2) the death or incapacity of the Reporting Person; and (3) on the final conversion date, defined as the earlier of (a) the tenth anniversary of the effectiveness of the registration statement in connection with the Issuer’s initial public offering; or (b) the date specified by a vote of the holders of at least 66 2/3% of the outstanding shares of Class B Common Stock, voting as a single class.

(2)

The Percent of Class assumes conversion of all of the Reporting Persons’ Class B Common Stock into Class A Common Stock, would result in a total of 113,858,317 shares of Class A Common Stock outstanding (which reflects the sum of (x) 105,301,319 shares of Class A Common Stock outstanding as of February 8, 2022 as reported in the Current 10-Q, and (y) 8,556,998 shares of Class A Common Stock issuable on conversion of the Reporting Persons’ Class B common Stock). Based on the total of 191,313,999 shares of the Issuer’s Common Stock (including 86,012,680 shares of Class B Common Stock) outstanding as of February 8, 2022, The Reporting Person beneficially owns 4.5% of the Issuer’s total outstanding Common Stock as of February 8, 2022.

Page 2 of 9 Pages

Cusip No. 26622P 10 7	13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS InterWest Management Partners X, LLC (the General Partner of InterWest Partners X, LP)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	5	SOLE VOTING POWER 8,556,998
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 8,556,998
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,556,998
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5% (1,2)
12	TYPE OF REPORTING PERSON OO

(1)

Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder. Each share of Class B Common Stock held by the Reporting Person will automatically convert into one share of Class A Common Stock, upon the following: (1) the sale or transfer of such share of Class B Common Stock, except for certain permitted transfers described in the Issuer’s amended and restated certificate of incorporation; (2) the death or incapacity of the Reporting Person; and (3) on the final conversion date, defined as the earlier of (a) the tenth anniversary of the effectiveness of the registration statement in connection with the Issuer’s initial public offering; or (b) the date specified by a vote of the holders of at least 66 2/3% of the outstanding shares of Class B Common Stock, voting as a single class.

(2)

The Percent of Class assumes conversion of all of the Reporting Persons’ Class B Common Stock into Class A Common Stock, would result in a total of 113,858,317 shares of Class A Common Stock outstanding (which reflects the sum of (x) 105,301,319 shares of Class A Common Stock outstanding as of February 8, 2022 as reported in the Current 10-Q, and (y) 8,556,998 shares of Class A Common Stock issuable on conversion of the Reporting Persons’ Class B common Stock). Based on the total of 191,313,999 shares of the Issuer’s Common Stock (including 86,012,680 shares of Class B Common Stock) outstanding as of February 8, 2022, The Reporting Person beneficially owns 4.5% of the Issuer’s total outstanding Common Stock as of February 8, 2022.

Page 3 of 9 Pages

Cusip No. 26622P 10 7	13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS Keval Desai (a Venture Member of InterWest Management Partners X, LLC)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	5	SOLE VOTING POWER 54,756
	6	SHARED VOTING POWER 8,556,998
	7	SOLE DISPOSITIVE POWER 54,756
	8	SHARED DISPOSITIVE POWER 8,556,998

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,611,754 (3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.6% (1,2)
12	TYPE OF REPORTING PERSON IN

Neither the filing of this statement on Schedule 13G nor any of its contents shall be deemed to constitute an admission by Keval Desai that he is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(1)

Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder. Each share of Class B Common Stock held by the Reporting Person will automatically convert into one share of Class A Common Stock, upon the following: (1) the sale or transfer of such share of Class B Common Stock, except for certain permitted transfers described in the Issuer’s amended and restated certificate of incorporation; (2) the death or incapacity of the Reporting Person; and (3) on the final conversion date, defined as the earlier of (a) the tenth anniversary of the effectiveness of the registration statement in connection with the Issuer’s initial public offering; or (b) the date specified by a vote of the holders of at least 66 2/3% of the outstanding shares of Class B Common Stock, voting as a single class.

(2)

The Percent of Class assumes conversion of all of IWP X’s Class B Common Stock into Class A Common Stock, would result in a total of 113,858,317 shares of Class A Common Stock outstanding (which reflects the sum of (x) 105,301,319 shares of Class A Common Stock outstanding as of February 8, 2022 as reported in the Current 10-Q, and (y) 8,556,998 shares of Class A Common Stock issuable on conversion of IWP X’s Class B common Stock). Based on the total of 191,313,999 shares of the Issuer’s Common Stock (including 86,012,680 shares of Class B Common Stock) outstanding as of February 8, 2022, The Reporting Person beneficially owns 4.5% of the Issuer’s total outstanding Common Stock as of February 8, 2022.

(3)	Includes 54,756 shares owned directly by Desai, and 8,556,998 shares owned by IWP X.

Page 4 of 9 Pages

Cusip No. 26622P 10 7	13G	Page 5 of 9 Pages

1	NAME OF REPORTING PERSONS Gilbert H. Kliman (a Managing Director of InterWest Management Partners X, LLC)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	5	SOLE VOTING POWER 479,960
	6	SHARED VOTING POWER 8,556,998
	7	SOLE DISPOSITIVE POWER 479,960
	8	SHARED DISPOSITIVE POWER 8,556,998

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,036,958 (3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.9% (1,2)
12	TYPE OF REPORTING PERSON IN

Neither the filing of this statement on Schedule 13G nor any of its contents shall be deemed to constitute an admission by Gilbert H. Kliman that he is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(1)

Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder. Each share of Class B Common Stock held by the Reporting Person will automatically convert into one share of Class A Common Stock, upon the following: (1) the sale or transfer of such share of Class B Common Stock, except for certain permitted transfers described in the Issuer’s amended and restated certificate of incorporation; (2) the death or incapacity of the Reporting Person; and (3) on the final conversion date, defined as the earlier of (a) the tenth anniversary of the effectiveness of the registration statement in connection with the Issuer’s initial public offering; or (b) the date specified by a vote of the holders of at least 66 2/3% of the outstanding shares of Class B Common Stock, voting as a single class.

(2)

The Percent of Class assumes conversion of all of IWP X’s Class B Common Stock into Class A Common Stock, would result in a total of 113,858,317 shares of Class A Common Stock outstanding (which reflects the sum of (x) 105,301,319 shares of Class A Common Stock outstanding as of February 8, 2022 as reported in the Current 10-Q, and (y) 8,556,998 shares of Class A Common Stock issuable on conversion of IWP X’s Class B common Stock). Based on the total of 191,313,999 shares of the Issuer’s Common Stock (including 86,012,680 shares of Class B Common Stock) outstanding as of February 8, 2022, The Reporting Person beneficially owns 4.7% of the Issuer’s total outstanding Common Stock as of February 8, 2022.

(3)	Includes 479,960 shares owned directly by Kliman, and 8,556,998 shares owned by IWP X.

Page 5 of 9 Pages

Cusip No. 26622P 10 7	13G	Page 6 of 9 Pages

1	NAME OF REPORTING PERSONS Khaled A. Nasr (a Venture Member of InterWest Management Partners X, LLC)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	5	SOLE VOTING POWER 81,696
	6	SHARED VOTING POWER 8,556,998
	7	SOLE DISPOSITIVE POWER 81,696
	8	SHARED DISPOSITIVE POWER 8,556,998

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,638,694 (3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.6% (1,2)
12	TYPE OF REPORTING PERSON IN

Neither the filing of this statement on Schedule 13G nor any of its contents shall be deemed to constitute an admission by Khaled A. Nasr that he is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(1)

Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder. Each share of Class B Common Stock held by the Reporting Person will automatically convert into one share of Class A Common Stock, upon the following: (1) the sale or transfer of such share of Class B Common Stock, except for certain permitted transfers described in the Issuer’s amended and restated certificate of incorporation; (2) the death or incapacity of the Reporting Person; and (3) on the final conversion date, defined as the earlier of (a) the tenth anniversary of the effectiveness of the registration statement in connection with the Issuer’s initial public offering; or (b) the date specified by a vote of the holders of at least 66 2/3% of the outstanding shares of Class B Common Stock, voting as a single class.

(2)

The Percent of Class assumes conversion of all of IWP X’s Class B Common Stock into Class A Common Stock, would result in a total of 113,858,317 shares of Class A Common Stock outstanding (which reflects the sum of (x) 105,301,319 shares of Class A Common Stock outstanding as of February 8, 2022 as reported in the Current 10-Q, and (y) 8,556,998 shares of Class A Common Stock issuable on conversion of IWP X’s Class B common Stock). Based on the total of 191,313,999 shares of the Issuer’s Common Stock (including 86,012,680 shares of Class B Common Stock) outstanding as of February 8, 2022, The Reporting Person beneficially owns 4.5% of the Issuer’s total outstanding Common Stock as of February 8, 2022.

(3)	Includes 81,696 shares owned directly by Nasr, and 8,556,998 shares owned by IWP X.

Page 6 of 9 Pages

Cusip No. 26622P 10 7	13G	Page 7 of 9 Pages

ITEM 1.

(a) NAME OF ISSUER : Doximity, Inc.

(b) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICE:

500 3rd St. Suite 510, San Francisco, CA 94107

ITEM 2.

(a) NAME OF PERSON(S) FILING:

InterWest Partners X, LP (“IWP X”)

InterWest Management Partners X, LLC (“IMP X”)

Keval Desai (“Desai”)

Gilbert H. Kliman (“Kliman”)

Khaled A. Nasr (“Nasr”)

(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

467 First Street, Suite 201, Los Altos, CA 94022

(c) CITIZENSHIP/PLACE OF ORGANIZATION:

IWP X:	California
IMP X:	California
Desai:	United States
Kliman:	United States
Nasr:	United States

(d) TITLE OF CLASS OF SECURITIES: Class A Common Stock

(e) CUSIP NUMBER: 26622P 10 7

ITEM 3.	NOT APPLICABLE.

Page 7 of 9 Pages

Cusip No. 26622P 10 7	13G	Page 8 of 9 Pages

ITEM 4.	OWNERSHIP.

	IWP X	IMP X (1)	Desai (2)	Kliman (2)	Nasr (2)
Beneficial Ownership	8,556,998	8,556,998	8,611,754	9,036,958	8,638,694
Percentage of Class (3)	7.5%	7.5%	7.6%	7.9%	7.6%
Percent of All Common (3)	4.5%	4.5%	4.5%	4.7%	4.5%
Sole Voting Power	8,556,998	8,556,998	54,756	479,960	81,696
Shared Voting Power	0	0	8,556,998	8,556,998	8,556,998
Sole Dispositive Power	8,556,998	8,556,998	54,756	479,960	81,696
Shared Dispositive Power	0	0	8,556,998	8,556,998	8,556,998

(1)	IMP X is the general partner of IWP X.
(2)	Kliman is a Managing Director of IMP X. Desai and Nasr are Venture Members of IMP X. The Managing Directors and Venture Members of IMP X share voting and investment control over shares held by IWP X.
(3)

The Percent of Class assumes conversion of all of the IWP X’s Class B Common Stock into Class A Common Stock, would result in a total of 113,858,317 shares of Class A Common Stock outstanding (which reflects the sum of (x) 105,301,319 shares of Class A Common Stock outstanding as of February 8, 2022 as reported in the Current 10-Q, and (y) 8,556,998 shares of Class A Common Stock issuable on conversion of the IWP X’s Class B common Stock). Based on the total of 191,313,999 shares of the Issuer’s Common Stock (including 86,012,680 shares of Class B Common Stock) outstanding as of February 8, 2022.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited liability company operating agreement of IMP X, the members of such limited liability company have the right to receive dividends from, or the proceeds from the sale of, the common stock of Issuer beneficially owned by such limited liability company.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

No reporting person is a member of a group as defined in section 240.13d-1(b)(1)(iii)(H) of the Act.

ITEM 9.	NOTICE OF DISSOLUTION OF THE GROUP.

Not applicable.

Page 8 of 9 Pages

Cusip No. 26622P 10 7	13G	Page 9 of 9 Pages

ITEM 10.	CERTIFICATION.

n/a

EXHIBITS

Joint Filing Statement attached as Exhibit A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

INTERWEST PARTNERS X, LP
By:	InterWest Management Partners X, LLC, its General Partner

By:	/s/ Gilbert H. Kliman by Karen A. Wilson, Power of Attorney
Managing Director

INTERWEST MANAGEMENT PARTNERS X, LLC

By:	/s/ Gilbert H. Kliman by Karen A. Wilson, Power of Attorney
Managing Director

By:	/s/ Keval Desai by Karen A. Wilson, Power of Attorney
Name:	Keval Desai

By:	/s/ Gilbert H. Kliman by Karen A. Wilson, Power of Attorney
Name:	Gilbert H. Kliman

By:	/s/ Khaled A. Nasr by Karen A. Wilson, Power of Attorney
Name:	Khaled A. Nasr

Page 9 of 9 Pages